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                                April 12, 2021

       Marc Balkin
       Chief Executive Officer
       Newcourt Acquisition Corp
       2201 Broadway Suite 705
       Oakland, CA 94612

                                                        Re: Newcourt
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 16,
2021
                                                            File No. 333-254328

       Dear Mr. Balkin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 16, 2021

       Prospectus Cover Page, page i

   1. We note the disclosure in the description of securities that class B ordinary shares are the only ones that can vote
for directors prior to the initial business combination. Please disclose this on your
cover page.
       Founders Shares, page 15

   2. We note the disclosure in this section and throughout that the founders shares, class B ordinary shares, was
determined based upon the expectation that the founders shares would represent 20% of
the aggregate of the founders shares, placement shares and the issued and outstanding
public shares after this offering and the private placement. We also note that if this
offering is increased or decreased, you will affect a capitalization,
 Marc Balkin
Newcourt Acquisition Corp
April 12, 2021
Page 2
         share surrender or redemption with respect to the class B shares so as to maintain the ownership of founders shares at 20% of the aggregate of our founder shares, the placement shares and our issued and outstanding public shares after this offering and the private placement. However, we note the beneficial ownership table on page 122 reflects
         22.5% ownership after this offering. Please reconcile.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Pamela Howell at 202-551-3357 with any other questions.



FirstName LastNameMarc Balkin                                Sincerely,
Comapany NameNewcourt Acquisition Corp
                                                             Division of
Corporation Finance
April 12, 2021 Page 2                                        Office of Real
Estate & Construction
FirstName LastName